Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
iPass, Inc.:
We consent to the incorporation by reference in this registration statement on Form S-8 of iPass, Inc. of our reports dated March 15, 2005, with respect to the consolidated balance sheets of iPass, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004 which reports appears in the December 31, 2004 annual report on Form 10-K of iPass, Inc.

/s/ KPMG LLP

Mountain View, California
November 28, 2005